CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of United States Dollars)

FOR THE THREE MONTHS ENDED

MARCH 31, 2024, AND 2023

METALLA ROYALTY & STREAMING LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in thousands of United States dollars)

		As at
		March 31,	December 31,
	Notes	2024	2023
ASSETS			(Re-presented)(1)
Current assets
Cash and cash equivalents		$10,985	$14,107
Accounts receivable	3	1,387	2,811
Prepaid expenses and other		650	734
Total current assets		13,022	17,652

Non-current assets
Royalty, stream, and other interests	4	257,061	257,824
Investment in Silverback		393	450
Deferred income tax assets	9	133	105
Total non-current assets		257,587	258,379
TOTAL ASSETS		$270,609	$276,031

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	5	$1,055	$5,394
Current acquisition payables	6	1,618	1,598
		2,673	6,992
Convertible loan facility	2(c),6	12,510	13,588
Total current liabilities		15,183	20,580

Non-current liabilities
Acquisition payable	4	2,077	2,028
Deferred income tax liabilities	9	536	536
Total non-current liabilities		2,613	2,564
Total liabilities		17,796	23,144

EQUITY
Share capital	10	305,040	303,323
Reserves		12,871	12,930
Deficit		(65,098)	(63,366)
Total equity		252,813	252,887
TOTAL LIABILITIES AND EQUITY		$270,609	$276,031

 (1) Comparative information has been re-presented due to a retrospective change in accounting policy. Refer to Note 2(c) for more information.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 14, 2024.

Approved by the Board of Directors

"Brett Heath"	Director	"Amanda Johnston"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended
		March 31,
	Notes	2024	2023

Revenue from royalty interests	7	$1,255	$981
Depletion on royalty interests	4	(763)	(399)
Gross profit		492	582

General and administrative expenses	8	(1,230)	(877)
Share-based payments	10	(549)	(897)
Loss from operations		(1,287)	(1,192)

Share of net income of Silverback		15	14
Mark-to-market gain on derivative royalty asset		-	457
Mark-to-market gain on derivative loan liabilities	6	123	-
Interest expense	6	(504)	(315)
Finance charges	6	(85)	(33)
Foreign exchange gain (loss)		101	(68)
Other expenses		(85)	(20)
Loss before income taxes		(1,722)	(1,157)
Current income tax expense	9	(38)	(130)
Deferred income tax recovery (expense)	9	28	(69)
Net loss and comprehensive loss		$(1,732)	$(1,356)

Earnings (loss) per share - basic and diluted		$(0.02)	$(0.03)
Weighted average number of shares outstanding - basic and diluted		91,028,583	50,514,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States dollars)

		Three months ended
		March 31,
	Notes	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(1,732)	$(1,356)
Items not affecting cash:
Share of net income of Silverback		(15)	(14)
Mark-to-market gain on derivative royalty asset		-	(457)
Mark-to-market gain on derivative loan liabilities	6	(123)	-
Depletion		763	399
Interest and accretion expense		504	315
Finance charges		85	33
Share-based payments		549	897
Income tax expense		10	69
Unrealized foreign exchange loss (gain)		(141)	72
Other		86	(3)
		(14)	(45)

Payments received from derivative royalty asset		806	581

Changes in non-cash working capital items:
Accounts receivable		618	(93)
Prepaid expenses and other		(9)	270
Trade and other payables		(3,704)	(550)
Net cash provided by (used in) operating activities		(2,303)	163

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(673)	(2,818)
Dividends received from Silverback		72	54
Net cash used in investing activities		(601)	(2,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		-	107
Proceeds from ATM, net of share issue costs		-	3,251
Interest paid	6	-	(417)
Finance charges paid	6	(85)	(33)
Net cash provided by (used in) financing activities		(85)	2,908

Effect of exchange rate changes on cash and cash equivalents		(133)	(59)

Changes in cash and cash equivalents during period		(3,122)	248
Cash and cash equivalents, beginning of period		14,107	4,555
Cash and cash equivalents, end of period		$10,985	$4,803

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Expressed in thousands of United States dollars, except for share amounts)

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2022	49,467,877	$161,696	$13,199	$(56,334)	$118,561
Shares issued in ATM, net of issue costs	664,966	3,251	-	-	3,251
Acquisition of royalties and other interests (Note 4)	1,406,182	6,225	-	-	6,225
Exercise of stock options	214,747	494	(387)	-	107
Shares issued on vesting of restricted share units	13,704	96	(96)	-	-
Share-based payments - stock options	-	-	355	-	355
Share-based payments - restricted share units	-	-	542	-	542
Loss for the period	-	-	-	(1,356)	(1,356)
Balance as at March 31, 2023	51,767,476	$171,762	$13,613	$(57,690)	$127,685

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2023	90,877,231	$303,323	$12,930	$(63,366)	$252,887
Conversion of loan payable (Note 6)	429,800	1,109	-	-	1,109
Exercise of stock options	99,319	357	(357)	-	-
Shares issued on vesting of restricted share units	42,309	251	(251)	-	-
Share-based payments - stock options	-	-	211	-	211
Share-based payments - restricted share units	-	-	338	-	338
Loss for the period	-	-	-	(1,732)	(1,732)
Balance as at March 31, 2024	91,448,659	$305,040	$12,871	$(65,098)	$252,813

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $65.1 million as at March 31, 2024, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least the next twelve months.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

The condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Change in accounting policy

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2023, except for the change as discussed below.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont'd…)

IAS 1 - Presentation of Financial Statements

The IASB has issued an amendment to IAS 1 - Presentation of Financial Statements ("IAS 1") that clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as non-current if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

This change has resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's shares, the Company is required to consider the conversion option in classifying the liability as current or non-current except when it is classified as an equity component of a compound instrument.

The Company conducted an analysis of the impact of the change in accounting policy upon adoption of IAS 1 to the Company's financial statements and has determined that the Company's convertible A&R Loan Facility (as defined below) is impacted by the revised policy and the related liabilities have been reclassified to current liabilities because the lender has the unconditional right to convert at anytime, including within the next twelve months. There are no changes to the expected cash outflows from the convertible debt, and no changes to the liquidity of the Company and the maturity date of the debt remains May 10, 2027. The Company's other liabilities were not impacted by the changes to IAS 1.

Due to the requirement for retrospective adoptions of the IAS 1 amendments, the statement of financial position as at December 31, 2023, has been re-presented, with a reclassification of $13.6 million from non-current liabilities to current liabilities. Prior to substantial modification of the A&R Loan Facility (as defined below) during 2023, the equity conversion feature of the previous convertible loan facility was classified as an equity component of a compound instrument.  Therefore, the change in policy did not impact the Company's statement of financial position as at January 1, 2023. There is no retrospective impact on the comparative statement of loss and comprehensive loss, statement of equity, and statement of cash flows.

As discussed above the changes to IAS 1 will have no impact on the Company's cash flows or liquidity and the only change is on the classification of the convertible debt instrument as a current liability instead of the non-current liability, as such the Company does not consider the adoption of IAS 1 will have a material impact on the Company in future reporting periods.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

3. ACCOUNTS RECEIVABLE

	As at
	March 31,	December 31,
	2024	2023
Royalty, derivative royalty, and stream receivables	$1,046	$2,482
GST and other recoverable taxes	327	325
Other receivables	14	4
Total accounts receivable	$1,387	$2,811

As at March 31, 2024, and December 31, 2023, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at March 31, 2024, and December 31, 2023, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at December 31, 2022	$9,467	$98,452	$12,809	$120,728
Nova portfolio acquisition	10,412	120,438	130	130,980
Alamos portfolio acquisition	-	4,192	75	4,267
Lama acquisition	-	6,601	-	6,601
Del Carmen and Beaufor impairments	-	(2,355)	-	(2,355)
Depletion (1)	(2,348)	(30)	(11)	(2,389)
Reclassifications and other	-	5,178	(5,186)	(8)
As at December 31, 2023	$17,531	$232,476	$7,817	$257,824
Depletion	(763)	-	-	(763)
As at March 31, 2024	$16,768	$232,476	$7,817	$257,061

Historical cost	$22,008	$240,259	$7,866	$270,133
Accumulated depletion and impairments	$(5,240)	$(7,783)	$(49)	$(13,072)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(a) During the year ended December 31, 2023, the Company completed the following transactions:

Nova Royalty Acquisition

On December 1, 2023, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of Nova Royalty Corp. (TSX-V: NOVR) ("Nova") pursuant to a plan of arrangement. Pursuant to the terms and conditions of the arrangement agreement between the Company and Nova dated September 7, 2023 (the "Arrangement Agreement"), Nova shareholders received 0.36 of a Common Share for each Nova common share held prior to the Nova acquisition, for a total of 33,893,734 Common Shares issued. In accordance with the Arrangement Agreement, each Nova restricted share unit vested into a Nova common share at the close of the Nova acquisition and was exchanged for 0.36 of a Metalla Common Share for a total of 741,597 Common Shares issued, and each Nova stock option was replaced with a fully vested replacement Metalla option.  All replacement options were adjusted as per the terms of the Arrangement Agreement and are exercisable into Metalla Common Shares.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Concurrent with closing of the Nova acquisition on December 1, 2023, the Company drew down from its loan facility with Beedie Investments Ltd. ("Beedie") (Note 6) an amount equal to the principal and unpaid interest and fees outstanding under Beedie's convertible loan agreement with Nova (the "Nova Loan Facility") to refinance and retire the Nova Loan Facility (Note 6). Upon completion of the Nova acquisition, existing Metalla and Nova shareholders owned approximately 60.41% and 39.59% of the combined company, respectively. Following the completion of the acquisition, Nova became a wholly owned subsidiary of Metalla.

For accounting purposes, the Company determined the acquisition of Nova did not meet the definition of business combination under IFRS 3 - Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition under relevant IFRS standards with a closing date of December 1, 2023.  Under this method the Company is required to recognize identifiable assets and liabilities at their individual fair values and any transaction costs are capitalized as part of the acquisition, with no goodwill recognized.

To estimate the fair value of the mineral interest acquired, management used discounted cash flow models and a market-based approach. Management applied significant judgment in determining the fair value of the mineral interests, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and resources information for the portfolio of mineral stream and royalty agreements. Future production and operator mineral reserves and resources information are based on information compiled by appropriately qualified persons. The assets and liabilities acquired included mineral interests of $131.0 million, current assets of $1.0 million, and current liabilities of $6.2 million. Below is a reconciliation of the purchase consideration for the Nova acquisition along with the total assets acquired, net of liabilities assumed.

Number of Metalla Shares issued to Nova shareholders	33,893,734
Number of Metalla Shares issued to Nova RSU holders	741,597
Total Number of Metalla Shares issued	34,635,331
Closing price of a Metalla Share on November 30, 2023, on TSXV	C$4.34
C$/US$ exchange rate on November 30, 2023	1.3560
Market value of Metalla Shares issued	$110,853
Value of Nova share options converted to Metalla share options	1,152
Nova long-term debt repaid as part of transaction	11,064
Transaction costs	2,695
Purchase consideration	$125,764

Cash and cash equivalents	$79
Accounts receivable	892
Mineral interests	130,980
Current liabilities	(6,187)
Total assets acquired, net of liabilities assumed	$125,764

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Details of some of the royalties the Company holds through Nova are discussed below, based on information publicly filed by the applicable owner.

Aranzazu

The Company acquired a 1.0% NSR royalty on the producing Aranzazu copper-gold-silver mine owned by Aura Minerals Inc. ("Aura"). Aranzazu is a copper-gold-silver deposit located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico. Aura is the sole owner and operator of Aranzazu. The Company is entitled to 1.0% of the net smelter returns on all metals sold at Aranzazu, less certain allowable deductions, provided that the monthly average price per pound of copper, as quoted by the London Metals Exchange, equals or exceeds $2.00/lb. The fair value ascribed to the Aranzazu NSR royalty upon the acquisition of Nova was $10.4 million.

Taca Taca

The Company acquired a 0.42% NSR royalty on the Taca Taca copper-gold-molybdenum project, owned by First Quantum Minerals Ltd. ("First Quantum"). Taca Taca is a porphyry copper-gold-molybdenum project located in northwestern Argentina in the Puna (Altiplano) region of Salta Province. The Company is entitled to 0.42% of the net smelter returns on all metals sold at Taca Taca. The Taca Taca royalty is subject to a buyback right based on the proven reserves at Taca Taca in a feasibility study completed by a recognized, international consulting firm that is contracted by mutual consent of all parties, including royalty holders. The buyback amount will be based on the amount of the proven reserves multiplied by the prevailing market prices of all applicable commodities within Taca Taca. The fair value ascribed to the Taca Taca NSR royalty upon the acquisition of Nova was $34.6 million.

Vizcachitas

The Company acquired a 0.98% NSR royalty on the open pit operations and a 0.49% NSR royalty on underground operations at Vizcachitas. Vizcachitas is a large copper-molybdenum porphyry deposit in central Chile, owned by Los Andes Copper Ltd. ("Los Andes"). The fair value ascribed to the Vizcachitas NSR royalty upon the acquisition of Nova was $33.1 million.

NuevaUnión

The Company acquired a 2.0% NSR royalty on future copper production on the Cantarito claim which makes up part of the La Fortuna deposit forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in in the Huasco Province in the Atacama region of Chile. NuevaUnión is jointly owned by Newmont Corporation and Teck Resources Limited. In 2020, prior to the Arrangement Agreement, the Company partnered with Nova to jointly purchase the royalty on NuevaUnión such that Metalla acquired an entitlement to all payments under the NSR royalty with respect to gold production, Nova acquired an entitlement to all payments with respect to copper production, and both Metalla and Nova acquired an entitlement to an even split of all other payments under the NSR.  With the acquisition of Nova, the Company now holds a 2.0% NSR royalty on all metals at NuevaUnión. The fair value ascribed to Nova's portion of the NuevaUnión NSR royalty upon the acquisition of Nova was $21.2 million.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Copper World Complex

The Company acquired a 0.315% NSR royalty on the Copper World Complex project in Arizona, USA, 100% owned by Hudbay Minerals Inc. ("Hudbay"). The Copper World NSR covers all metals, including copper, molybdenum, silver, and gold extracted from the majority of mining claims covering the Copper World Complex. The Company also retains a right of first refusal with respect to an additional 0.360% NSR royalty on the Copper World Complex. The fair value ascribed to the Copper World NSR royalty upon the acquisition of Nova was $12.7 million.

Pine Valley Mineral Claims Sale

In June 2023, the Company sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, for $5.0 million in cash to Nevada Gold Mines, LLC, an entity formed by Barrick Gold Corporation ("Barrick") and Newmont Corporation. As part of the purchase and sale agreement, the Company has retained a 3.0% Net Smelter Return ("NSR") royalty on the Pine Valley property. The Company recognized a gain on sale of mineral claims of $5.0 million. The Company acquired the Pine Valley mineral claims through the acquisition of Genesis Gold Corporation ("Genesis") in 2020, and the Company ascribed a fair value of less than $0.1 million to the Pine Valley mineral claims upon acquisition of Genesis.

Lama Royalties Acquisition

In March 2023, the Company acquired an existing 2.5%-3.75% sliding scale Gross Proceeds royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick's Lama project located in Argentina from an arm's length seller for aggregate consideration of $6.5 million. The consideration consisted of $2.5 million in cash, $2.1 million in Common Shares upon closing, and an additional $2.5 million to be paid in cash or Common Shares, at the Company's sole discretion, within 90 days upon the earlier of a 2-million-ounce gold mineral reserve estimate on the royalty area or 36 months after the closing date. The Company issued 466,827 Common Shares to the arm's length seller (valued at $4.44 per share on March 9, 2023). The outstanding $2.5 million payment (the "Lama Payable") was recorded at fair value upon inception using a discount rate of 10.0% and an estimated payment date of 36 months from closing and was recorded at $1.9 million. The Lama Payable has been disclosed as a non-current liability on the Company's statement of financial position as an acquisition payable and this amount will be increased to $2.5 million over the term of the payable using the effective interest method. The Company incurred $0.2 million in transaction costs associated with this transaction. For the three months ended March 31, 2024, the Company recognized an accretion expense of less than $0.1 million (March 31, 2023 - $Nil) on the Lama Payable.

Alamos Portfolio Acquisition

In February 2023, the Company acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for aggregate consideration of $4.2 million. Upon closing the Company issued 939,355 Common Shares to Alamos (valued at $4.42 per share on February 23, 2023).  The Company incurred $0.1 million in transaction costs associated with this transaction. The stream and royalties acquired in this transaction included:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. TRADE AND OTHER PAYABLES

	As at
	March 31,	December 31,
	2024	2023
Trade payables and accrued liabilities	$830	$5,081
Taxes payable	225	313
Total trade and other payables	$1,055	$5,394

6. LOANS PAYABLE

	A&R Loan Facility
	Debt	Derivative	Castle
	Portion	Portion	Mountain Loan	Total
As at December 31, 2022	$5,335	$-	$5,250	$10,585
Additions	10,357	707	-	11,064
Conversion	(2,737)	-	-	(2,737)
Extinguishment of loan facility	(195)	428	-	233
Modification of loan facility	(410)	99	-	(311)
Interest expense	771	-	248	1,019
Interest payments	(349)	-	(460)	(809)
Principal repayment	-	-	(4,340)	(4,340)
Fair value adjustment of derivative portion	-	(673)	-	(673)
Foreign exchange adjustments	255	-	-	255
As at December 31, 2023	$13,027	$561	$698	$14,286
Conversion	(1,109)	-	-	(1,109)
Interest expense	434	-	20	454
Interest payments	-	-	-	-
Fair value adjustment of derivative portion	-	(123)	-	(123)
Foreign exchange adjustments	(280)	-	-	(280)
As at March 31, 2024	$12,072	$438	$718	$13,228

A&R Loan Facility

In March 2019, the Company entered into a convertible loan facility with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The loan facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest).

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the loan facility from April 22, 2023, to January 22, 2024. In consideration for the extension the Company incurred a fee of C$0.2 million (the "Loan Extension Fee") convertible into Common Shares at a conversion price of C$7.34 per share.  Upon closing, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

As at December 31, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share (the "Third Drawdown"), C$3.0 million outstanding with a conversion price of C$11.16 per share (the "Fourth Drawdown"), C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension Fee, and had C$12.0 million available under the loan facility.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (cont'd…)

In May 2023, the Company and Beedie closed an additional supplemental loan agreement to further amend the loan facility by, among other things, extending the maturity date to May 10, 2027, increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum.

The amendment was considered a substantial modification of the loan facility, and for accounting purposes the existing debt instruments were extinguished and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred were included in the loss on extinguishment of loan payable.

The conversion feature, prepayment options, and availability of credit under the new loan facility (together the "Derivative Loan Liabilities") have all been determined to be non-cash embedded derivatives that are not closely related to the principal amounts due under the loan facility, and as such are bifurcated from the loan facility and the Derivative Loan Liabilities will be accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility will be included in the respective effective interest rate calculation for the debt portion and will be measured at amortized cost. Upon initial recognition on May 19, 2023, the Derivative Loan Liabilities were assigned a fair value of $0.4 million, and the debt portion of the liability was assigned a fair value at $2.7 million for a total face value of $3.1 million (C$4.2 million), with an implied effective interest rate of 14.6%.  On May 19, 2023, the Derivative Loan Liabilities were valued using a Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.0%, expected dividend yield of 0.0%, expected volatility of 51%, and an expected life of 2.0 years.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to further amend and restate the loan facility by:

i. increasing the maximum aggregate principal amount of the facility from C$25.0 million to C$50.0 million;

ii. amending the conversion price of the C$4.2 million outstanding balance to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. a further draw down of C$12.2 million with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility (the total C$16.4 million comprised of the C$4.2 million outstanding balance plus the C$12.2 million additional draw down being the "Principal Amount");

iv. a draw down of C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova acquisition with a conversion price equal to the market price of the shares of Metalla at the time of conversion (the "Accrued Interest Amount");

v. a draw down of C$0.8 million to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova acquisition, which will not be convertible into Common Shares (the "Accrued Fees Amount");

vi. establishing an 18-month period whereby the interest of 10.0% per annum compounded monthly will be added to the Accrued Interest Amount and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis, the additional Accrued Interest Amount having the same conversion price equal to the market price of the shares of Metalla at the time of conversion;

vii. incurring an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. updated the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (cont'd…)

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion of the Principal Amount was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees will be accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility are both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and are included in the total A&R Loan Facility balance.

The Derivative Loan Liabilities were remeasured at March 31, 2024, and were assigned a fair value of $0.4 million (December 31, 2023 - $0.6 million) and were calculated at March 31, 2024, and December 31, 2023, using a convertible debt and swaption pricing model with the following major market inputs and assumptions:

	March 31,	December 31,
	2024	2023
Maturity date	May 10, 2027	May 10, 2027
Risk free interest rate	3.84%	3.66%
Share price	C$4.22	C$4.05
Expected volatility	51%	52%
Dividend yield	$Nil	$Nil
Conversion price	C$6.00	C$6.00

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

As at March 31, 2024, under the A&R Loan Facility, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, C$1.1 million outstanding from the Accrued Interest Amount with a conversion price equal to the market price of the shares of Metalla at the time of conversion, C$0.8 million outstanding from the Accrued Fees Amount which is not convertible into Common Shares, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended March 31, 2024, the Company recognized finance charges of $0.1 million (March 31, 2023 - less than $0.1 million) related to costs associated with the A&R Loan Facility, including standby fees on the undrawn portion of the A&R Loan Facility, as well as set up and other associated costs.

The Company adopted an amendment to IAS 1 effective January 1, 2024, which require the A&R Loan Facility to be presented as a current liability rather than a non-current liability. See Note 2(c) for more information.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (cont'd…)

Castle Mountain Loan

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid the $0.3 million accrued interest on the loan, effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024. On July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million and as at March 31, 2024, had a total of $0.7 million of principal and accrued interest owing on the Castle Mountain Loan.

Subsequent to period end, on April 1, 2024, the Company made a payment of $0.7 million to fully repay and settle all of the accrued interest and outstanding principal on the Castle Mountain Loan.

7. REVENUE

	Three months ended
	March 31,
	2024	2023
Royalty revenue
Wharf	$357	$615
El Realito	367	317
Aranzazu	414	-
La Encantada	100	49
Total royalty revenue	1,238	981
Other fixed royalty payments	17	-
Total revenue	$1,255	$981

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
	March 31,
	2024	2023
Compensation and benefits	$663	$431
Corporate administration	257	268
Professional fees	218	101
Listing and filing fees	92	77
Total general and administrative expenses	$1,230	$877

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended
	March 31,
	2024	2023
Loss before income taxes	$(1,722)	$(1,157)
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax recovery based on the above rates	(465)	(312)
Difference between Canadian and foreign tax rate	(15)	(9)
Permanent differences	157	248
Changes in unrecognized deferred tax assets	287	38
Other adjustments	46	234
Total income tax expense	$10	$199

Current income tax expense	$38	$130
Deferred income tax expense (recovery)	$(28)	$69

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at March 31, 2024, the Company had 91,448,659 Common Shares issued and outstanding (December 31, 2023 - 90,877,231).

During the three months ended March 31, 2024, the Company:

  issued 429,800 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6); and
  issued 141,628 Common Shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2023, the Company:

  issued 944,396 Common Shares in the at-the-market offerings at an average price of $4.90 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.4 million, resulting in aggregate net proceeds of $4.1 million;
  issued 34,943,542 Common Shares related to the acquisition of Nova (Note 4);
  issued 1,406,182 Common Shares for the acquisition of royalties and other interests (Note 4);
  issued 2,835,539 Common Shares related to a subscription agreement to complete a C$15.0 million equity placement at an average price of C$5.29 per share;
  issued 545,702 Common Shares related to the conversion of a portion of the Third Drawdown from the A&R Loan Facility (Note 6); and
  issued 733,993 Common Shares related to the vesting of RSUs and the exercise of stock options.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (cont'd…)

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the three months ended March 31, 2024, was as follows:

	Weighted average exercise price (C$)	Number outstanding
As at December 31, 2022	$7.26	2,818,902
Granted	4.05	922,500
Issued as part of Nova Transaction (Note 4)	6.10	2,013,118
Exercised (1)	2.91	(779,527)
Expired	11.73	(60,000)
Forfeited	5.98	(80,000)
As at December 31, 2023	$6.83	4,834,993
Exercised (1)	1.69	(169,196)
Forfeited	4.47	(115,000)
As at March 31, 2024	$7.08	4,550,797

(1) During the three months ended March 31, 2024, 169,196 stock options were exercised on a net exercise basis with a total of 99,319 Common Shares issued for the exercise (2023 - 581,226 and 264,988, respectively).

During the three months ended March 31, 2024, the Company did not grant any stock options. During the year ended December 31, 2023, the Company granted 922,500 stock options with a weighted-average exercise price of C$4.05 and a fair value of $1.1 million or $1.24 per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: (i) risk free interest rate of 3.71%; (ii) expected dividend yield of 0%; (iii) expected stock price volatility of 53%; (iv) expected life of 3.25 years; and (v) forfeiture rate of 0%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (cont'd…)

For the three months ended March 31, 2024, in accordance with the vesting terms of the stock options granted, the Company recorded charges to share-based payments expense of $0.2 million (March 31, 2023 - $0.4 million), with offsetting credits to reserves. As at March 31, 2024, the weighted average remaining life of the stock options outstanding was 1.93 years (December 31, 2023 - 2.17 years). The Company's outstanding and exercisable stock options as at March 31, 2024, and their expiry dates are as follows:

Expiry date	Exercise price (C$)	Number outstanding	Number exercisable
December 1, 2024	$13.19	53,100	53,100
December 1, 2024	$9.17	736,200	736,200
December 1, 2024	$4.33	639,000	639,000
December 1, 2024	$4.12	481,247	481,247
January 15, 2025	$7.66	518,750	518,750
November 6, 2025	$12.85	390,000	390,000
April 27, 2026	$11.73	400,000	400,000
August 16, 2027	$5.98	500,000	277,500
December 28, 2028	$4.05	832,500	-
		4,550,797	3,495,797

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the three months ended March 31, 2024, was as follows:

Number outstanding
As at December 31, 2022	721,554
Granted	587,500
Settled	(270,704)
Forfeited	(60,000)
As at December 31, 2023	978,350
Settled	(42,309)
Forfeited	(75,000)
As at March 31, 2024	861,041

For the three months ended March 31, 2024, in accordance with the vesting terms of the RSUs granted, the Company recorded charges to share-based payments expense of $0.3 million (March 31, 2023 - $0.5 million), with offsetting credits to reserves.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended March 31,
	2024	2023
Salaries and fees	$222	$268
Share-based payments	473	659
	$695	$927

As at March 31, 2024, the Company had less than $0.1 million (December 31, 2023 - $0.6 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at March 31, 2024, the Company had $Nil (December 31, 2023 - $Nil) due from directors and management.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended March 31, 2024, the Company:

a) issued 429,800 Common Shares, valued at $1.1 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6);

b) reallocated $0.3 million from reserves for 42,309 RSUs that settled; and

c) reallocated $0.4 million from reserves for 169,196 stock options exercised.

During the year ended December 31, 2023, the Company:

a) issued 545,702 Common Shares, valued at $3.3 million, for the conversion of a portion of the Third Drawdown (Note 6);

b) issued 34,943,542 Common Shares, valued at $112.1 million, for the acquisition of Nova (Note 4);

c) issued 466,827 Common Shares, valued at $2.1 million, for the acquisition of the Lama royalties (Note 4);

d) issued 939,355 Common Shares, valued at $4.2 million, for the acquisition of the Alamos royalty portfolio (Note 4);

e) reallocated $2.2 million from reserves for 270,704 RSUs that settled; and

f) reallocated $0.9 million from reserves for 779,527 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2024	2023
Financial assets
Amortized cost:
Cash and cash equivalents	$10,985	$14,107
Royalty, derivative royalty, and stream receivables	1,046	2,482
Other receivables	341	329
Fair value through profit or loss:
Marketable securities	203	295
Total financial assets	$12,575	$17,213

Financial liabilities
Amortized cost:
Trade and other payables	$1,055	$5,394
Loans payable	12,790	13,725
Acquisition payables	2,977	2,928
Fair value through profit or loss:
Derivative loan liabilities	438	561
Total financial liabilities	$17,260	$22,608

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2024, and the year ended December 31, 2023.

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value and were valued using a swaption model, with inputs that are not observable (Note 6). Therefore, the derivative loan liabilities are classified within Level 3 of the fair value hierarchy.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS (cont'd…)

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at March 31, 2024, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 6. All current liabilities with the exception of the convertible loan facility are settled within one year. The convertible loan facility has been disclosed as a current liability upon the adoption of the amendments to IAS 1 (see Note 2(c)), however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash within the next twelve months.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2024, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

14. COMMITMENTS

As at March 31, 2024, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,055	$-	$-	$1,055
Loans payable principal and interest payments(1)	342	3,456	15,324	19,122
Payments related to acquisition of royalties and streams	1,618	2,500	-	4,118
Total commitments	$3,015	$5,956	$15,324	$24,295

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at March 31, 2024, and assuming no conversion until maturity date.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as of March 31, 2024.